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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Liquidmetal Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53634X

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
CUSIP No. 53634X			Page 2 of 9 Pages

1.	Name of Reporting Person: Ricardo A. Salas		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,158,034

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 2,158,034

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,158,034 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9%

12.	Type of Reporting Person: IN

SCHEDULE 13G
CUSIP No. 53634X	Page 3 of 9 Pages

Item 1(a)	Name of Issuer:

Liquidmetal Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

100 N. Tampa St., Suite 3150, Tampa, Florida 33602

Item 2(a)	Name of Person Filing:

Ricardo A. Salas

Item 2(b)	Address of Principal Business Office or, if none, Residence:

4300 West Cypress Street, Suite 900, Tampa, Florida 33607

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

53634X

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Reference is made to Items 5-11 on page 2 of this Schedule 13G

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

SCHEDULE 13G
CUSIP No. 53634X	Page 4 of 9 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

/s/ Ricardo A. Salas Ricardo A. Salas

SCHEDULE 13G
CUSIP No. 53634X			Page 5 of 9

1.	Name of Reporting Person: Alice H. Salas		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,158,034

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 2,158,034

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,158,034 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9%

12.	Type of Reporting Person: IN

SCHEDULE 13G
CUSIP No. 53634X	Page 6 of 9 Pages

Item 1(a)	Name of Issuer:

Liquidmetal Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

100 N. Tampa St., Suite 3150, Tampa, Florida 33602

Item 2(a)	Name of Person Filing:

Alice H. Salas

Item 2(b)	Address of Principal Business Office or, if none, Residence:

4300 West Cypress Street, Suite 900, Tampa, Florida 33607

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

53634X

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Reference is made to Items 5-11 on page 5 of this Schedule 13G

SCHEDULE 13G
CUSIP No. 53634X	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

/s/ Alice H. Salas Alice H. Salas

SCHEDULE 13G
CUSIP No. 53634X	Page 8 of 9 Pages

Exhibit A

Note (1)

1.     The shares of stock of Liquidmetal Technologies, Inc. reported in this Schedule 13G as beneficially owned by Ricardo A. Salas (“Mr. Salas”) include certain shares received by Mr. Salas in connection with the dissolution of J. Holdsworth Capital Ltd. (“Holdsworth”) and Wesley Investments, Inc. (“Wesley”).

2.     Prior to the dissolution of Holdsworth and Wesley, each of Holdsworth and Wesley was owned by four shareholders, with each such shareholder owning 25% of the outstanding shares of Holdsworth and Wesley. Mr. Salas was one of the shareholders that owned 25% of the outstanding stock of each of Holdsworth and Wesley. Upon the dissolution of each of Holdsworth and Wesley, the assets of each, including the shares of Liquidmetal Technologies, Inc. owned by each, were distributed to their respective shareholders.

3.     Holdsworth and Wesley have reported in a separate Schedule 13G filed with the Securities and Exchange Commission.

Note (2)

1.     Alice H. Salas is the trustee of The Ricardo A. Salas 2004 Irrevocable Trust (the “Salas Trust”):

A.	The settlor of which is Mr. Salas; and

B.	Which acquired 2,875,092 shares of Liquidmetal Technologies, Inc. common stock contributed by Mr. Salas.

2.     Alice H. Salas has sole voting and investment power over the shares held in the Salas Trust.

3.     On January 14, 2004, the Salas Trust was terminated and distributed to Mr. Salas 2,875,092 shares of Liquidmetal Technologies, Inc. common stock. Because Mr. Salas had the right to acquire all of the shares held by the Salas Trust within 60 days of December 31, 2003. Mr. Salas also has reported beneficial ownership over the shares held by the Salas Trust.

SCHEDULE 13G
CUSIP No. 53634X	Page 9 of 9 Pages

Exhibit B

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the common stock of Liquidmetal Technologies, Inc. and further agree that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Dated: February 13, 2004

/s/ Ricardo A. Salas Ricardo A. Salas

/s/ Alice H. Salas Alice H. Salas